06006575

UNITED STATES
ℝITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53430

RECD S.E.C.
MAY 31 2006
505

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

:PORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

ıME OF BROKER DEALER:

y Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

)DRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

0 Wall Street
(No. and Street)

:w York	New York	10005
(City)	(State)	(Zip Code)

ıME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ancis Duffy (212) 709-2002
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

!DEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

sner LLP
(Name — if individual, state last, first, middle name)

›0 Third Avenue	New York	New York	10017
ddress)	(City)	(State)	(Zip Code)

HECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

:laims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AB 7/7/06

OATH OR AFFIRMATION

I, Francis Duffy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sky Capital LLC, as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

BARRY M. FERRARI
NOTARY PUBLIC, State of New York
No. 01FE5070335
Qualified in Orange County
Commission Expires December 9, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKY CAPITAL LLC
(wholly owned subsidiary of Sky Capital Holdings Ltd.)

FINANCIAL STATEMENTS

MARCH 31, 2006

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To The Member
Sky Capital LLC
New York, New York

We have audited the accompanying statement of financial condition of Sky Capital LLC (the "Company") (a wholly owned subsidiary of Sky Capital Holdings Ltd.) as of March 31, 2006, and the related statements of operations, changes in member's capital, changes in subordinated borrowing and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
May 12, 2006, except for the third paragraph of Note E as to which the date is May 24, 2006

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Financial Condition
March 31, 2006

ASSETS	
Cash	$ 291,000
Due from clearing broker	843,000
Securities owned, at market value	918,000
Investment in non-marketable securities, at estimated fair value	555,000
Employee advances	180,000
Fixed assets, net (less accumulated depreciation of $1,286,000)	1,711,000
Other assets	318,000
	$ 4,816,000
LIABILITIES	
Securities sold, but not yet purchased, at market value	$ 64,000
Accounts payable and accrued expenses	1,063,000
Accrued payroll and related taxes	224,000
Deferred rent	148,000
	1,499,000
Subordinated loan due to Sky Capital Holdings Ltd.	1,000,000
Commitments	
MEMBER'S CAPITAL	2,317,000
	$ 4,816,000

See notes to financial statements

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Operations
For the Year Ended March 31, 2006

Income:	
Revenue:	
Commission	$ 6,874,000
Net realized and unrealized loss on marketable and nonmarketable securities	(675,000)
Interest income	124,000
Private placement income - affiliates	3,057,000
Other income	16,000
	9,396,000
Expenses:	
Compensation and benefits (including $142,000 of option-based compensation)	9,268,000
Regulatory and registration fees	115,000
Clearing fees	418,000
Execution fees	215,000
Communications and market data	1,139,000
Professional fees	2,040,000
Occupancy	697,000
Depreciation and amortization	466,000
Insurance	282,000
Travel and entertainment	411,000
Office expenses	252,000
Other operating expenses	623,000
Settlement expense	534,000
Interest expense - Sky Capital Holdings Ltd.	45,000
	16,505,000
Net loss	$ (7,109,000)

See notes to financial statements

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Changes in Member's Capital
For the Year Ended March 31, 2006

Balance - March 31, 2005	$ 4,731,000
Capital contributions - cash	4,100,000
Capital contributions - fixed assets	261,000
Allocated compensation charge in connection with grant of stock and options to employees by an affiliate	142,000
Expenses paid by Sky Capital Holdings Ltd.	147,000
Interest on subordinated borrowing - Sky Capital Holdings Ltd.	45,000
Net loss	(7,109,000)
Balance - March 31, 2006	$ 2,317,000

See notes to financial statements

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Changes in Subordinated Borrowing
For the Year Ended March 31, 2006

Subordinated borrowing as of March 31, 2005	**$ 1,000,000**
Subordinated borrowing as of March 31, 2006	**$ 1,000,000**

See notes to financial statements

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Cash Flows
For the Year Ended March 31, 2006

Cash flows from operating activities:	
Net loss	$ (7,109,000)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	466,000
Loss on disposals of fixed assets	53,000
Expenses paid by Sky Capital Holdings Ltd.	147,000
Interest expense on subordinated borrowing	45,000
Allocated compensation charge in connection with grant of options to employees by an affiliate treated as a contribution to member's capital	142,000
Changes in:	
Due from clearing broker	4,954,000
Due from affiliates	3,000
Securities owned	607,000
Non-marketable securities owned	984,000
Securities sold, but not yet purchased	(3,790,000)
Other assets	(200,000)
Accounts payable and accrued expenses	(430,000)
Deferred rent	(11,000)
Net cash used in operating activities	(4,139,000)
Cash flows from investing activities:	
Additions to fixed assets	(199,000)
Cash flows from financing activities:	
Capital contributions	4,100,000
Decrease in cash	(238,000)
Cash - March 31, 2005	529,000
Cash - March 31, 2006	$ 291,000
Non-cash transactions:	
Contribution of fixed assets at net carrying value	$ 261,000

See notes to financial statements

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Sky Capital LLC (the "Company") was organized as a New York limited liability company on June 7, 2001. The Company obtained broker-dealer approval from the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD") on May 13, 2002. The Company is an introducing broker and is also engaged in proprietary trading and investment activities. The Company is a wholly owned subsidiary of Sky Capital Holdings Ltd. ("Holdings").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash:

The Company maintains its cash in deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

[2] Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates include the selection of assumptions underlying the calculation of the fair value of options. Actual results could differ from those estimates.

[3] Revenue recognition:

Consulting and private placement fees are recorded when earned. The Company may receive payment of fees in the form of securities. These securities are valued at market or measured at their estimated fair value on the date the related fees are earned. Security transactions are recorded on a trade date basis.

Commission income is recognized on a trade date basis.

Dividend income is recognized on the ex-dividend date and interest income is recorded when earned.

Investment banking fees are recorded upon the closing of the transaction, when it can be determined that the fees have been irrevocably earned.

[4] Valuation of securities:

Unrealized gains and losses on securities held by the Company are recognized as gain or loss in the statement of operations. Securities owned, which are listed on a national securities exchange, are valued at their last reported sales price. Securities owned which trade over-the-counter are valued at the "closing" price. Securities sold, but not yet purchased, have been recorded at their "closing" sales price.

The value of securities owned by the Company can change substantially because of volatility in the price of each security, changes in the business prospects of the issuer of the securities, specific events influencing the operations of the issuer of the securities, and various other circumstances outside the security issuer's control. Accordingly, the value of the securities could decline so that a loss would be required to be recognized for the total carrying amount of such securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Valuation of securities: (continued)

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Investments in non-marketable securities are recorded at estimated fair values using methods determined in good faith by management after consideration of all relevant information, including original cost, private market values, operating results and financial position. Because of the inherent uncertainty of valuation, the investment manager determined values may differ significantly from values that would have been used had a ready market for these securities existed, and the differences could be material.

[5] Fixed assets:

Furniture, fixtures, and computer equipment are recorded at cost (which may represent carryover basis) less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

[6] Deferred rent:

The Company leases office space under a lease that provides for a free rent period and rent increases over the term of the lease. The Company records rent expense on a straight-line basis. The difference between cash paid and rent expense is recorded as deferred rent.

[7] Stock-based compensation:

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), allows the fair value of the stock-based compensation to be included in expense over the period earned; alternatively, if the fair value of stock-based compensation awards is not included in expense, SFAS 123 requires disclosure of net income, on a pro forma basis, as if expense treatment had been applied. As permitted by SFAS 123, the Company continues to account for such compensation under Accounting Principles Board Option No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", and related interpretations, pursuant to which no compensation cost has been recognized in connection with the issuance of stock options, as all options granted under the employee incentive plan (see Note L) had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Since all options previously granted had either vested or been forfeited as of April 1, 2005, and no options were granted during the year ended March 31, 2006, the method prescribed by SFAS 123 had no effect on the Company's net loss for the year ended March 31, 2006.

In December 2004, the FASB issued FAS No. 123R ("FAS 123R"), "Share Based Payment," which supersedes APB No. 25 and replaces FAS No. 123. Beginning in the year ending March 31, 2007, the statement requires the Company to measure and recognize compensation expense associated with share-based payments to employees and directors in the financial statements based on their fair values. The Company will adopt FAS 123R on April 1, 2006 and will apply the provisions of the statement prospectively for any newly issued, modified, or settled awards after the date of initial adoption, as well as for any unvested awards that were granted prior to the adoption date.

The adoption of FAS 123R's fair value method could have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of FAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

NOTE C - SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

The components of securities owned and securities sold, but not yet purchased, as of March 31, 2006 are as follows:

	Securities Owned	Securities Sold, but not yet Purchased
Common stock	$ 918,000	
Municipal obligations		$ 64,000
	$ 918,000	$ 64,000

Most of the securities owned are deposited with the Company's primary clearing broker and, pursuant to the agreement; the securities may be sold or hypothecated by the clearing broker.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At March 31, 2006, furniture, equipment and leasehold improvements were comprised of the following:

Computer equipment	$ 1,318,000
Furniture and fixtures	785,000
Leasehold improvements	894,000
	2,997,000
Less accumulated depreciation and amortization	1,286,000
	$ 1,711,000

Depreciation and amortization expense for the year ended March 31, 2006 was $466,000.

NOTE E - RELATED PARTY TRANSACTIONS

During the year ended March 31, 2006, the Company received private placement fees of $726,000 from Holdings and $2,331,000 from Sky Capital Enterprises ("SCE"). In connection with the private placements the Company received warrants to purchase 1,007,279 common shares of SCE. During April and May 2005, the Company distributed 1,325,110 of its Global Secure Holdings, Inc. ("Global") warrants to certain of its brokers. At March 31, 2006, the Company owned 1,828,279 warrants received from SCE and 829,700 warrants received from Global. Such warrants are exercisable at $1.50 - $2.85 per common share and are exercisable five years from the date of grant. At March 31, 2006, the SCE and Global warrants were written down to an adjusted fair market value of approximately $555,000 and $0, respectively.

NOTE E - RELATED PARTY TRANSACTIONS (CONTINUED)

Sky Capital Management Services, which is 50% owned by Holdings, served as the common paymaster for the Company and affiliates for the year ended March 31, 2006.

On May 24, 2006, an affiliate, SCE, entered into an agreement to provide Holdings a £2 million (approximately $3.7 million) working capital facility ("facility"). Holdings may use the proceeds to make capital contributions to the Company to help meet cash flow requirements. Such facility is secured by all the assets of Holdings (including the Company), bears interest at 250 basis points over the Bank of America base rate and is due on December 31, 2007. In addition, the agreement provides for the issuance of warrants of Holdings to SCE, provides for certain financial and other covenants, and is convertible under certain conditions. On May 24, 2006, Holdings contributed $500,000 to the Company it received under the facility.

NOTE F - MEMBER'S CAPITAL

[1] Cash contributions:

Holdings contributed $4,100,000 during the year to the Company. In addition, Holdings paid approximately $147,000 of expenses on our behalf which has a capital contribution.

[2] Non-cash transactions:

On April 1, 2005, Holdings contributed fixed assets with a net carrying value of $261,000 to the Company.

[3] Agreement With the Thornwater Company, L.P. ("Thornwater"):

In March 2003, the Company and Holdings entered into an agreement with Thornwater, whereby Holdings agreed to issue 1,500,000 shares of common stock of Holdings and a $250,000 payment in consideration of hiring registered brokers employed by Thornwater. The transaction with Thornwater closed on June 30, 2003. In June 2003, Holdings issued the aforementioned 1,500,000 shares to Thornwater in addition to 3,700,000 shares granted to eight brokers hired from Thornwater and paid the $250,000 which was expensed. The shares issued to the brokers vest over three years. Both the 1,500,000 shares and the 3,700,000 shares were valued at $4.58 on June 30, 2003. The Company treated the shares as a capital contribution from Holdings and a corresponding charge to operations over the vesting period which amounted to $6,575,000 as of March 31, 2004. The Company recorded the 1,500,000 Thornwater shares as a capital contribution from Holdings and a corresponding charge to operations, which amounted to $6,870,000 at June 30, 2003.

In connection with these stock grants the Company recorded a liability of $245,000 as of March 31, 2004 relating to an obligation for unpaid payroll withholding taxes of $194,000 and penalties of $51,000 thereon, in connection with 1,125,630 shares vested through December 31, 2003. Such obligation is based on a valuation report prepared by an independent appraisal firm. The Company has also recorded, as of March 31, 2004, a charge to member's capital representing an adjustment for the unpaid payroll withholding taxes attributable to stock grants by Holdings.

The share valuation upon which the recorded obligation was calculated and the related penalties and interest are subject to potential review by the Internal Revenue Service. Management believes that it has made a reasonable estimate of such obligation.

NOTE F - MEMBER'S CAPITAL (CONTINUED)

[3] Agreement With the Thornwater Company, L.P. ("Thornwater"): (continued)

On June 14, 2004 certain of the brokers who received the stock grants agreed to rescind that portion of the stock grant that vested or will vest after January 1, 2004, resulting in a debit to member's capital and a corresponding credit to operations of $1,148,000. In addition, Holdings has offered to repurchase 1,125,630 shares (vested shares as of December 31, 2003) of common stock from the brokers at $.25 per share. As of May 12, 2006, Holdings has not repurchased these shares.

[4] Other:

On March 24, 2003, certain employees of the Company were granted an aggregate of 100,000 shares of restricted common stock and 400,000 options to purchase common shares of an affiliated company, SCE. The Company records a capital contribution and a corresponding charge to operations when such stock-based compensation vests at the then fair value. During the year ended March 31, 2006, the Company recorded $142,000 relating to the vesting of such stock-based compensation.

NOTE G - INCOME TAXES

The Company is a disregarded entity for income tax purposes. The Company's income or loss will be reported by and in combination with the income or loss of Holdings.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital. At March 31, 2006, the Company had net capital of approximately $453,000, which was approximately $353,000 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 317%.

NOTE I - COMMITMENTS

[1] Letter of credit:

Holdings has obtained a letter of credit in the amount of $100,000 to secure future rent payments under the Company's lease agreement. The letter of credit is collateralized by a certificate of deposit of Holdings.

[2] Leases:

The Company is obligated for annual minimum rentals under non-cancelable leases for office space in New York City as follows:

Year Ending March 31,	
2007	469,000
2008	469,000
2009	484,000
2010	491,000
2011	491,000
Thereafter	409,000
	$ 2,813,000

NOTE I - COMMITMENTS (CONTINUED)

[2] Leases: (continued)

Certain agreements are subject to periodic escalation provisions for real estate taxes and other charges.

In addition, the Company subleases space in Florida on a month to month basis from SCE.

Rent expense was approximately $697,000 (including deferred rent credit of $11,000 and $75,000 paid to SCE) for the year ended March 31, 2006.

[3] Litigation:

The Company is a defendant in litigation and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer and participation in private placements. In the opinion of management, all such claims, suits and complaints are without merit and currently cannot be estimated.

With respect to certain arbitration, litigation and regulatory matters, where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has provided a liability of approximately $511,000 at March 31, 2006 (included in accounts payable and accrued expenses). During the fiscal year ended March 31, 2006, various settlements resulted in a net charge to operations of $534,000 (included in settlement expense). With respect to other pending matters, due to the uncertain nature of litigation in general, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in various financial institutions. The Federal Deposit Insurance Corporation insures the balances up to $100,000 in the United States. At March 31, 2006, the uninsured balance was $191,000.

In the normal course of its business, the Company has sold securities that it currently does not own and will therefore be obligated to purchase such securities at a future date. The obligation has been recorded at the market value of the related securities at March 31, 2006. An increase in the market price of the securities subsequent to March 31, 2006 will result in recording a loss.

As the Company is a non-clearing broker, it has its securities and its customers' transactions cleared through another broker-dealer pursuant to a clearing agreement. Substantially all of the security positions are held with the clearing broker. Recognizing the concentration of credit risk this implies, the Company utilizes a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through its clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE K - SUBORDINATED LIABILITIES

The Company has a $1,000,000 junior subordinated revolving credit agreement that matures on March 31, 2009 with Holdings under which outstanding borrowings bear interest at 4½% per annum, paid quarterly. For the year ended March 31, 2006, $45,000 of such interest was treated as a capital contribution and expensed. The subordinated liability is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE L - STOCK OPTIONS

Holdings maintains a stock option plan (the "Plan") for granting of options to purchase up to 5,000,000 shares of common stock. The Company is a participant in the Plan that provides for the granting of stock options in Holdings' common stock to certain non-employee directors, employees, officers, consultants and independent contractors at its discretion. Options granted under the Plan are exercisable for a period of up to five years from date of grant at an exercise price which is generally not less than the fair value on date of grant, except that the exercise price of options granted to a stockholder owning more than 10% of the outstanding capital stock may not be less than 110% of the fair value of the common stock at date of grant. Options generally vest 25% after six months and, thereafter, equally over the next 18 months.

Stock option activity related to options granted by Holdings to the Company's employees and related information for the year ended March 31, 2006 is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at March 31, 2005	1,560,000	$ 2.87
Forfeitures	200,000	$ 1.95
Outstanding at March 31, 2006	1,360,000	
Options exercisable at March 31, 2006	1,360,000	$ 2.97

The following is summarized information about shares subject to option at March 31, 2006:

Outstanding Options			Options Exercisable	
Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number Exercisable	Weighted Average Exercise Price
565,000	$ 1.50	1.25	565,000	$ 1.50
795,000	4.03	2.00	795,000	4.03
1,360,000			1,360,000	

NOTE M - 401(k) SAVINGS PLAN

An affiliate of Holdings, which is an affiliate of the Company, maintains a 401(k) savings plan which includes employees of the Company. Full-time employees who have completed 3 months of service and have attained 21 years of age are eligible to participate. Participants may defer a percentage of their salary, subject to Internal Revenue Service limits. The Company, at its discretion, may make contributions through its affiliate to the Plan. The Company elected not to make discretionary contributions for the year ending March 31, 2006.

SUPPLEMENTARY INFORMATION

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2006

Total ownership equity	$ 2,317,000
Subordinated liabilities	1,000,000
	3,317,000
Deductions and/or charges:	
Nonallowable assets:	
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	1,711,000
Non-marketable securities	555,000
Other non-allowable assets	248,000
Total deductions and/or charges	2,514,000
Net capital before haircuts and undue concentrations on securities positions	803,000
Haircuts and undue concentrations on securities positions	350,000
Net capital	$ 453,000
Computation of basic net capital requirements:	
Minimum net capital required: 6 2/3% of $1,435,000	$ 96,000
Minimum dollar net capital requirement of reporting broker-dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 353,000
Computation of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 1,063,000
Accrued payroll and related taxes	224,000
Deferred rent	148,000
	$ 1,435,000
Percentage of aggregate indebtedness to net capital	317%
Reconciliation with Company's computation (included in Part II A of Form X17a-5 (unaudited) FOCUS Report as of March 31, 2006):	
Net capital as reported in Company's Part II A (unaudited) FOCUS Report	$ 664,000
Audit adjustments to increase total liabilities	(195,000)
Increase in haircuts on securities	(16,000)
Net capital per above	$ 453,000

See notes to financial statements

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Member
Sky Capital LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Sky Capital LLC (the "Company") for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
May 12, 2006